SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 1 June 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Result of AGM dated 25 May 2012
99.2	AGM Resolutions dated 29 May 2012
99.3	Blocklisting Application dated 31 May 2012

Exhibit No: 99.1

ISSUED ON BEHALF OF INTERCONTINENTAL HOTELS GROUP PLC

Results of 2012 Annual General Meeting

The Annual General Meeting of InterContinental Hotels Group PLC was held on Friday 25 May 2012.

All resolutions set out in the Notice of Meeting were duly passed on a poll.  The number of votes for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	VOTES WITHHELD
1.	Receipt of financial statements 2011	214,420,877	100.00	8,672	0.00	214,429,549	83,692
2.	Approval of Directors' Remuneration Report	203,110,989	95.46	9,651,718	4.54	212,762,707	1,750,533
3.	Declaration of final dividend	214,448,934	100.00	8,642	0.00	214,457,576	55,665
4a.	Election of Luke Mayhew as a Director	210,817,068	98.33	3,588,783	1.67	214,405,851	107,390
4b.	Election of Dale Morrison as a Director	214,061,658	99.84	342,140	0.16	214,403,798	109,443
4c.	Election of Tracy Robbins as a Director	210,930,037	98.39	3,459,733	1.61	214,389,770	123,471
4d.	Election of Thomas Singer as a Director	213,256,710	99.47	1,145,785	0.53	214,402,495	110,746
4e.	Re-election of Graham Allan as a Director	214,069,854	99.84	338,763	0.16	214,408,617	104,624
4f.	Re-election of David Kappler as a Director	214,042,700	99.83	366,800	0.17	214,409,500	103,741
4g.	Re-election of Kirk Kinsell as a Director	213,253,137	99.46	1,154,368	0.54	214,407,505	105,736
4h.	Re-election of Jennifer Laing as a Director	214,068,836	99.84	345,054	0.16	214,413,890	99,351
4i.	Re-election of Jonathan Linen as a Director	212,638,710	99.84	340,098	0.16	212,978,808	1,534,432
4j.	Re-election of Richard Solomons as a Director	214,101,724	99.86	308,337	0.14	214,410,061	103,180
4k.	Re-election of David Webster as a Director	212,557,248	99.14	1,853,947	0.86	214,411,195	102,046
4l.	Re-election of Ying Yeh as a Director	213,791,771	99.71	614,159	0.29	214,405,930	107,311
5.	Reappointment of Ernst & Young LLP as Auditors	208,255,918	97.83	4,610,009	2.17	212,865,927	1,647,313
6.	Authority to set Auditors' remuneration	208,506,519	97.24	5,928,129	2.76	214,434,648	78,593
7.	Political donations	211,815,461	98.84	2,485,434	1.16	214,300,895	212,346
8.	Authority to allot shares	182,327,091	87.33	26,461,706	12.67	208,788,797	5,724,444
9.	Disapplication of pre-emption rights	213,319,418	99.51	1,051,874	0.49	214,371,292	141,949
10.	Authority to purchase own shares	212,279,757	99.68	671,437	0.32	212,951,194	1,562,046
11.	Notice of General Meetings	199,285,565	92.94	15,146,786	7.06	214,432,351	80,890

NOTES:

1. The 'For' vote includes those giving the Chairman discretion.

2. Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3. The total number of ordinary shares in issue, excluding Treasury shares, on Wednesday 23 May 2012 was 291,392,249.

4.   Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at
      www.hemscott.com/nsm.do

For further information please contact:

Investor Relations
(Catherine Dolton, Isabel Green)        +44 (0)1895 512176

Media Affairs
(Yasmin Diamond, Kari Kerr)               +44 (0)1895 512425
                                                 +44 (0)7770 736 849

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 65 million members worldwide.
IHG franchises, leases, manages or owns over 4,500 hotels and more than 661,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihgplc, www.facebook.com/ihg or www.youtube.com/ihgplc.

Exhibit No: 99.2
29 May 2012

InterContinental Hotels Group PLC

Following the Annual General Meeting of InterContinental Hotels Group PLC held on 25 May 2012, at which all proposed resolutions were duly passed, in accordance with Listing Rule 9.6.2, copies of all the resolutions passed, other than resolutions concerning ordinary business, have been submitted to National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do

Exhibit No: 99.3

31 May 2012

InterContinental Hotels Group PLC

Blocklisting Application

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 921,482 Ordinary shares of 13 29/47 pence each under the Executive Share Option Plan, to trade on The London Stock Exchange and to be admitted to The Official List. The shares shall rank equally with the existing issued shares of the Company.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal
31 May 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	1 June 2012